UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                           (Amendment No. 5)*


                          Diedrich Coffee, Inc.
                          ---------------------
                            (Name of Issuer)

                              Common Stock
                              ------------
                     (Title of Class of Securities)

                                 253675
                                 ------
                             (CUSIP Number)

            Audrey Fernandez-Elliott, Senior Legal Assistant
               Howard Rice Nemerovski Canady Falk & Rabkin,
                       A Professional Corporation
                   Three Embarcadero Center, 7th Floor
                      San Francisco, CA  94111-4024
                             (415) 434-1600
                             --------------
       (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                               May 7, 2007
                               -----------
         (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
  Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 253675                     SCHEDULE 13D                Page 2 of 8


1.  Names of Reporting Persons         WESTCLIFF CAPITAL MANAGEMENT, LLC

    I.R.S. Identification Nos. of above persons               77-0435868
    (entities only)

2.  Check the Appropriate Box if a Member of a Group           (a)   [X]
    (See Instructions)

                                                               (b)   [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                               N/A

5.  Check if Disclosure of Legal Proceedings Is Required             [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                      California

Number of     7.    Sole Voting Power                                  0
Shares
Beneficially  8.    Shared Voting Power                          208,331
Owned by
Each          9.    Sole Dispositive Power                             0
Reporting
Person With
              10.   Shared Dispositive Power                     208,331

11. Aggregate Amount Beneficially Owned by Each                  208,331
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain       [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)              3.7%

14. Type of Reporting Person (See Instructions)                       IA

CUSIP 253675                     SCHEDULE 13D                Page 3 of 8


1.  Names of Reporting Persons                    RICHARD S. SPENCER III

    I.R.S. Identification Nos. of above persons
    (entities only)

2.  Check the Appropriate Box if a Member of a Group           (a)   [X]
    (See Instructions)

                                                               (b)   [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                               N/A

5.  Check if Disclosure of Legal Proceedings Is Required             [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Number of     7.    Sole Voting Power                             48,750
Shares
Beneficially  8.    Shared Voting Power                          208,331
Owned by
Each          9.    Sole Dispositive Power                        48,750
Reporting
Person With
              10.   Shared Dispositive Power                     208,331

11. Aggregate Amount Beneficially Owned by Each                  257,081
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain       [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)              4.4%

14. Type of Reporting Person (See Instructions)                       IN

CUSIP 253675                     SCHEDULE 13D                Page 4 of 8

Item 1. Security and Issuer

    This statement relates to shares of Common Stock (the "Stock") of Diedrich Coffee, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 2144 Michelson Drive, Irvine, California 92612.

Item 2. Identity and Background

    The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

        (a) Westcliff Capital Management, LLC ("Westcliff LLC") and Richard S. Spencer III (together, the "Filers") are filing this
    Schedule 13D as a group and disclaim membership in a group with any other person. Westcliff LLC is the General Partner of, and in some cases investment advisor to, Westcliff Long/Short, L.P., Westcliff Aggressive Growth, L.P., Westcliff Partners, L.P., Westcliff Small Cap Fund, L.P., Westcliff Ventures Fund, L.P., Westcliff Fund, L.P., Westcliff Master Fund, L.P., Westcliff Foundation and Harry-Anna Investment Fund, Inc. (collectively, the "Westcliff Funds"), and Mr. Spencer is the manager and controlling owner of Westcliff LLC. The beneficial ownership of the Stock by the Westcliff Funds and Mr. Spencer no longer exceeds 5% of the outstanding Stock. As a result, Westcfliff LLC and Mr. Spencer are no longer Filers and will no longer file reports under Section 13 of the Securities Exchange Act of 1934 unless otherwise required by law to do so.

        (b) The business address of the Filers is:

        200 Seventh Avenue, Suite 105, Santa Cruz, California 95062 (for Westcliff LLC and Mr. Spencer)

        (c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

        Westcliff LLC is an investment adviser registered with the Securities and Exchange Commission. It is the investment adviser and general partner of certain investment funds (the "Westcliff Funds") and the investment adviser of other client accounts (the "Client Accounts"). Mr. Spencer is the manager and controlling owner of Westcliff LLC. Mr. Spencer served as a member of the Board of Directors of the Issuer from 2001 until May 8, 2007.

        (d) During the last five years, neither of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP 253675                     SCHEDULE 13D                Page 5 of 8

        (e) During the last five years, neither of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) For citizenship of the Filers, see Item 6 of the cover sheet for each Filer

Item 3. Source and Amount of Funds or Other Consideration

    N/A

Item 4. Purpose of Transaction

    N/A

Item 5. Interest in Securities of the Issuer

    The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page. The shares of Stock reported as beneficially owned by Westcliff LLC for the purposes of this
Schedule 13D consist of warrants exercisable for a total of 208,331 shares of the Stock (the "Warrants"). For the purposes of this Schedule 13D, the Warrants represent 3.7% of the Stock outstanding. The Warrants are held in the Westcliff Funds and in separately managed Client Accounts.

    In addition to the Warrants, the shares of Stock reported as beneficially owned by Mr. Spencer for the purposes of this Schedule 13D include options exercisable within 60 days of the date on cover page for a total of 48,750 shares of the Stock (the "Options").
For the purposes of this Schedule 13D, the Options and Warrants collectively represent 4.4% of the Stock outstanding. The Options are held by Mr. Spencer directly.

    The calculation of percentage of beneficial ownership was derived from the Issuer's Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on April 23, 2007, in which the Issuer stated that the number of shares of its Common Stock outstanding as of April 18, 2007 was 5,438,318 shares.

CUSIP 253675                     SCHEDULE 13D                Page 6 of 8

    The Filers engaged in the following private transaction in the Stock on the date indicated, and such transaction is the only transaction in the Stock by the Filers since 60 days before date on cover page:

Name of Seller    Number of Shares Sold   Price Per Share   Date of Sale

Westcliff LLC /                 955,229             $3.80    May 7, 2007
Richard S.
Spencer III<F1>

<F1>Represents the sale of shares of the Stock for the accounts of the
Westcliff Funds in a private transaction with Sequoia Enterprises, LP and Paul C. Heeschen.

    On May 7, 2007, the Filers ceased to be beneficial owner of more than 5% of the Issuer's securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    Westcliff LLC is the general partner of certain investment limited partnerships pursuant to agreements of limited partnership granting to Westcliff LLC the discretionary authority, among other things, to invest the assets of such investment limited partnerships in the Stock, to vote and dispose of Stock and to file this statement on behalf of such investment limited partnerships. Pursuant to such agreements, Westcliff LLC is entitled to allocations based on assets under management and realized and unrealized gains.

    Westcliff LLC is the investment adviser to certain client accounts pursuant to investment management agreements granting to Westcliff LLC the discretionary authority, among other things, to invest the assets of such client accounts in the Stock, to vote and dispose of Stock and to file this statement on behalf of such client accounts.

    Each Filer disclaims beneficial ownership of the Stock for purposes of Rule 16(a)-1(a)(2) under the Securities Exchange Act of 1934, except to the extent of its pecuniary interest in the Stock.

Item 7. Material to Be Filed as Exhibits

    Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G, attached hereto, which amends, restates and supersedes the Agreement previously filed.

CUSIP 253675                     SCHEDULE 13D                Page 7 of 8


                                Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date May 16, 2007                      WESTCLIFF CAPITAL MANAGEMENT, LLC

                                     /s/ Richard S. Spencer III
                                     -----------------------------------
                                     Signature
                                     Print Name  Richard S. Spencer III
                                     Title       Manager

Date May 16, 2007

                                     /s/ Richard S. Spencer III
                                     -----------------------------------
                                     Signature
                                     Print Name  Richard S. Spencer III






                              EXHIBITS LIST

EXHIBIT 1     AGREEMENT REGARDING JOINT FILING OF STATEMENT
              ON SCHEDULE 13D OR 13G

CUSIP 253675                     SCHEDULE 13D                Page 8 of 8


                                EXHIBIT 1

                    AGREEMENT REGARDING JOINT FILING
                   OF STATEMENT ON SCHEDULE 13D OR 13G

    The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Westcliff Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Date:  May 16, 2007

WESTCLIFF CAPITAL MANAGEMENT, LLC


/s/ Richard S. Spencer III            /s/ Richard S. Spencer III
----------------------------------    ----------------------------------
Signature                             Signature
Print Name  Richard S. Spencer III    Print Name  Richard S. Spencer III
Title       Manager